

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2022

Sandra Rowland
Chief Financial Officer
Xylem Inc.
1 International Drive
Rye Brook, NY 10573

> **Re: Xylem Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **Form 8-K furnished May 4, 2022**
> **File No. 001-35229**

Dear Ms. Rowland:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Risk Factors
We are exposed to geopolitical, regulatory, economic, foreign exchange and other risks associated with our global sales and operations, page 15

1. You state that many of your suppliers are located outside of the U.S. Please tell us whether you import any supplies from the Xinjiang region in China. If so, please revise your next Form 10-Q filing to include a discussion regarding any material impact of the recently enacted Uyghur Forced Labor Prevention Act (UFLPA) on your ability to obtain supplies and fulfill customer orders. Also, if applicable, discuss any efforts taken to mitigate such impact and where possible quantify the impact to your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 34

2. You state that throughout 2021 your operating costs have been impacted by price inflation and you expect this to continue into the foreseeable future. You refer to mitigating inflation headwinds but it is unclear what specific actions you have taken. Please revise to identify specific actions planned or taken to mitigate inflationary pressures. Also, include a discussion of the principal factors contributing to the inflationary pressures you have experienced and clarify the impact to your operations.

Key Performance Indicators and non-GAAP Measures, page 36

3. We note several of your non-GAAP measures, including segment non-GAAP measures, exclude special charges. Given the significance of this adjustment for certain periods and considering the various costs that can be included in this adjustment as per your definition on page 37, please revise to include a breakdown of the amounts included in the "special charges" adjustment for each period presented.

Results of Operations, page 39

4. We note you discuss various factors, including offsetting factors, that impacted your segment organic growth based on both geography or application. Similarly, your SG&A expense discussion includes several factors, including offsetting factors, that contributed to the change in such expense. When there are material changes to a line item, please describe the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors. Refer to Item 303(b) of Regulation S-K.

Operating Income and Adjusted EBITDA, page 44

5. We note you present non-GAAP measures of EBITDA and adjusted EBITDA for each segment. Please revise to include a reconciliation for each segment to the most comparable segment GAAP measure of segment operating income. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. We also note that the reconciliation of segment EBITDA and segment adjusted EBITDA in the Form 8-K furnished on May 4, 2022 appears to be reconciled to a non-GAAP segment measure of pre-tax (loss) income. Please explain or revise. Refer to Question 104.03 of the non-GAAP C&DIs.

6. You state here that the increase in adjusted operating margin was primarily due to cost reductions from your productivity, restructuring and other cost saving initiatives, favorable volume and price realization, which were partially offset by cost inflation and increased spending on strategic investments. Please revise to include a quantified discussion regarding the impact of these factors on your GAAP operating income. Similar revisions should be made to your segment discussion beginning on page 47.

Form 8-K furnished May 4, 2022

Exhibit 99.1, page 1

7.   We note your discussion of adjusted EBITDA margin without a similar discussion of the comparable GAAP measure net income margin. Also, you discuss changes in segment adjusted EBITDA margin before discussing any change in the comparable GAAP measure of segment operating margin. Please revise to present all GAAP measures and discussions of such measures with greater prominence to the non-GAAP measures. Refer to Question 102.10 of the non-GAAP C&DIs.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Dorothy Capers